UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

February 18, 2024

In accordance with the Regulation of Relevant and Reserved Information, approved by Resolution SMV N° 005-2014, AENZA S.A.A. hereby informs the market, as a Relevant Information Communication, that we have taken notice of the journalistic note published today in Semana Económica, entitled “Aenza pone la mira en Enel Generación Piura”. In this regard, we inform that, in connection with the Corporate Reorganization Plan recently approved by the General Shareholders’ Meeting of AENZA S.A.A. on February 7, 2024, our company has been evaluating its interest in this and other investment opportunities, with the intention of materializing our growth plans in Peru and in the region.

Our company has not initiated any evaluation or negotiation in relation to the asset.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	February 18, 2024

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